Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Guy Avidan,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	Grayling
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4000	erik.knettel@grayling.com
guy.avidan@audiocodes.com	shirley@audiocodes.com

AudioCodes Reports Second Quarter 2011 Results

Lod, Israel – July 27, 2011 – AudioCodes Ltd. (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the second quarter of 2011, ended June 30, 2011.

Revenues for the second quarter of 2011 were $41.5 million compared to $41.0 million for the first quarter of 2011 and $36.5 million for the second quarter of 2010.

Net income in accordance with U.S. generally accepted accounting principles (GAAP) was $4.0 million, or $0.09 per diluted share, for the second quarter of 2011 compared to $3.0 million, or $0.07 per diluted share, for the first quarter of 2011, and $2.1 million, or $0.05 per diluted share, for the second quarter of 2010.

Non-GAAP net income for the second quarter of 2011 was $4.9 million, or $0.12 per diluted share, compared to $4.1 million, or $0.10 per diluted share, for the first quarter of 2011, and $2.8 million, or $0.07 per diluted share, for the second quarter of 2010.

Non-GAAP net income excludes (i) stock-based compensation expenses and (ii) amortization expenses related to intangible assets. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Second Quarter 2011 Financial Results

Cash and cash equivalents, short-term deposits and short-term and long-term marketable securities were $56.5 million as of June 30, 2011, compared to $62.0 million as of March 31, 2011 and $54.5 million as of June 30, 2010.

“AudioCodes’ improved financial performance continued a trend that reflects the strength of our enterprise and carrier VoIP business,” stated Shabtai Adlersberg, Chairman of the Board, President and CEO of AudioCodes. “Growth has been driven primarily by the rising demand in the access, broadband, contact centers and unified communications markets. Our second quarter results are highlighted by year-over-year growth of above 30% in our networking business, as well as sequential growth of 9% over the previous quarter, and by improved profitability. Strong gross margin performance continued to be driven by a favorable sales mix, introduction of new software products, and a higher contribution from AudioCodes services operations. Investments in partnering with global industry players and value added resellers, combined with an increase in our global sales force coverage, are yielding improvements that are expected to favorably impact us as we proceed through the second half of 2011.”

“With over a hundred million legacy telephony lines estimated to transition to VoIP over the next three years and a rising need for unified communications, our innovative, interoperable and diverse portfolio of solutions is well positioned to assist AudioCodes’ global customers across the evolving landscape for IP infrastructure.  A key component of this strategy revolves around our partnership with Microsoft and their Microsoft Lync offerings, including enhanced media gateways, survivable branch appliances, enterprise session border controllers, SIP phones, mobile clients and software based recording appliances.  Increasingly, we are being selected by leading Microsoft Voice Specialized Partners (VSPs) to provide significantly broader offerings for Lync solutions focused on connectivity, mobility and recording applications,” concluded Mr. Adlersberg.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s second quarter 2011 operating and financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

Second Quarter 2011 Financial Results

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP & data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications.  AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2011 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. Lync is a trademark of Microsoft Corporation. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

Second Quarter 2011 Financial Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,292	$50,311
Short-term bank deposits	12,816	13,825
Short-term marketable securities and accrued interest	341	-
Trade receivables, net	33,125	25,881
Other receivables and prepaid expenses	6,535	3,646
Deferred tax assets	2,287	2,287
Inventories	18,771	18,043

Total current assets	93,167	113,993

LONG-TERM INVESTMENTS:
Long-term marketable securities and accrued interest	24,043	-
Investments in companies	1,065	1,317
Deferred tax assets	2,261	2,261
Severance pay funds	16,513	15,039

Total long-term investments	43,882	18,617

PROPERTY AND EQUIPMENT, NET	3,492	3,703

GOODWILL, INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	36,644	37,405

Total assets	$177,185	$173,718

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,000	$6,000
Trade payables	12,223	13,519
Other payables and accrued expenses	18,527	24,168
Deferred revenues	4,986	3,769

Total current liabilities	41,736	47,456

LONG-TERM LIABILITIES:
Accrued severance pay	$17,250	$15,821
Long-term bank loans	6,750	9,750
Senior convertible notes	353	353
Deferred revenue and other payables	1,137	1,158

Total Long-Term liabilities	25,490	27,082

Total equity	109,959	99,180

Total liabilities and equity	$177,185	$173,718

Second Quarter 2011 Financial Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$82,555	$71,282	$41,511	$36,478

Cost of revenues	34,034	31,831	17,012	16,260

Gross profit	48,521	39,451	24,499	20,218

Operating expenses:
Research and development, net	15,970	15,086	7,436	7,730
Selling and marketing	21,328	16,212	11,107	8,148
General and administrative	4,446	4,031	2,314	2,063

Total operating expenses	41,744	35,329	20,857	17,941

Operating income	6,777	4,122	3,642	2,277
Financial income (expenses), net	643	(201)	427	(122)

Income before taxes on income	7,420	3,921	4,069	2,155
Taxes on income, net	(147)	(134)	(82)	(68)
Equity in profit (losses) of an affiliated companies	(252)	-	5	(4)

Net income	$7,021	$3,787	$3,992	$2,083

Net loss attributable to non-controlling Interest	-	111	-	20

Net income attributable to AudioCodes	$7,021	$3,898	$3,992	$2,103

Basic net earnings per share	$0.17	$0.10	$0.10	$0.05

Diluted net earnings per share	$0.17	$0.10	$0.09	$0.05

Weighted average number of shares used in computing basic net earnings per share (in thousands)	41,471	40,369	41,610	40,437

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	42,306	40,772	42,328	40,813

Second Quarter 2011 Financial Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$82,555	$71,282	$41,511	$36,478

Cost of revenues (1) (2)	33,361	31,175	16,675	15,932

Gross profit	49,194	40,107	24,836	20,546

Operating expenses:
Research and development, net (1)	15,689	14,886	7,282	7,634
Selling and marketing (1) (2)	20,590	15,756	10,807	7,920
General and administrative (1)	4,066	3,825	2,148	1,960

Total operating expenses	40,345	34,467	20,237	17,514

Operating income	8,849	5,640	4,599	3,032
Financial income (expenses), net	643	(201)	427	(122)

Income before taxes on income	9,492	5,439	5,026	2,910
Taxes on income, net	(147)	(134)	(82)	(68)
Equity in profit (losses) of an affiliated companies	(252)	-	5	(4)

Net income	$9,093	$5,305	$4,949	$2,838

Net loss attributable to non-controlling Interest	-	111	-	20

Net income attributable to AudioCodes	$9,093	$5,416	$4,949	$2,858

Diluted net earnings per share	$0.21	$0.13	$0.12	$0.07

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	42,624	41,008	42,636	41,036

(1)  Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)      Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and uses this non-GAAP information internally to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

Second Quarter 2011 Financial Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

GAAP net income	$7,021	$3,787	$3,992	$2,083

GAAP net income per share	$0.17	$0.10	$0.09	$0.05

Cost of revenues:
Stock-based compensation (1)	64	39	37	19
Amortization expenses (2)	609	617	300	309
	673	656	337	328
Research and development, net:
Stock-based compensation (1)	281	200	154	96

Selling and marketing:
Stock-based compensation (1)	586	305	224	152
Amortization expenses (2)	152	151	76	76
	738	456	300	228
General and administrative:
Stock-based compensation (1)	380	206	166	103

Non-GAAP net income	$9,093	$5,305	$4,949	$2,838
Non-GAAP Diluted net income per share	$0.21	$0.13	$0.12	$0.07

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and uses this non-GAAP information internally to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

Second Quarter 2011 Financial Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$7,021	$3,787	$3,992	$2,083
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,801	2,024	879	991
Amortization of marketable securities premiums and accretion of discounts, net	196	-	109	-
Equity in losses (profit) of affiliated companies and interest on loans to affiliated company	252	(20)	(5)	(7)
Decrease in accrued severance pay, net	(45)	(264)	(144)	(521)
Stock-based compensation expenses	1,907	750	581	370
Increase in accrued interest on marketable securities, bank deposits and structured notes	(178)	-	-	-
Increase in trade receivables, net	(7,244)	(6,314)	(5,437)	(3,650)
Decrease (increase) in other receivables and prepaid expenses	(2,828)	(1,446)	215	145
Increase in inventories	(728)	(1,550)	(1,083)	(579)
Increase (decrease) in trade payables	(1,296)	5,501	(846)	656
Increase (decrease) in deferred revenues	1,481	2,377	(1,901)	1,144
Increase (decrease) in other payables and accrued expenses	(5,231)	23	(225)	978
Net cash provided by (used in) operating activities	(4,892)	4,868	(3,865)	1,610

Cash flows from investing activities:
Purchase of marketable securities	(24,402)	-	-	-
Short-term deposits, net	1,009	386	(14)	2,708
Purchase of property and equipment	(829)	(633)	(304)	(304)
Net cash used in investing activities	(24,222)	(247)	(318)	2,404

Second Quarter 2011 Financial Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from financing activities:
Repayment of loan from bank	(3,000)	(3,000)	(1,500)	(1,500)
Payment of acquisition of NSC	(278)	(74)	-	(74)
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	1,373	513	272	128

Net cash used in financing activities	(1,905)	(2,561)	(1,228)	(1,446)

Increase (decrease) in cash and cash equivalents	(31,019)	2,060	(5,411)	2,568
Cash and cash equivalents at the beginning of the period	50,311	38,969	24,703	38,461
Cash and cash equivalents at the end of the period	$19,292	$41,029	$19,292	$41,029

Second Quarter 2011 Financial Results